[Letterhead of Pall Corporation]
February 9, 2009
Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Pall Corporation Form 10-K for the fiscal year ended July 31, 2008 and Definitive Proxy Statement on Schedule 14A filed October 10, 2008 File No. 001-04311
Dear Ms. Long,
I am responding to your letter dated January 27, 2009 (“Letter”) concerning Pall Corporation’s (the “Company”) filings referenced above. Note that each number below corresponds to the number assigned each comment in your Letter.
FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2008
Comment 1. Item 1: Business — Patents, Page 7
From the last paragraph on page 26 of your proxy statement, we note that your “business is highly dependent on proprietary intellectual property, including patents, trademark, copyrights and trade secrets.” In future filings, please either disclose the duration and effect of your intellectual property rights or explain why you believe this information to be immaterial. See Item 101(c)(1)(iv) of Regulation S-K. We note your disclosure on page 7 in your Form 10-K that you consider your intellectual property rights to be “mainly defensive.”
Response:
The Company confirms that, commencing with its Form 10-K for the fiscal year ended July 31, 2009, it will include the duration and effect of its patents, trademarks, copyrights and trade secrets that are deemed material in accordance with Item 101(c)(1)(iv) of Regulation S-K. The Company also notes for clarification that the disclosure on Page 7 of the Form 10-K provides that the “Company owns a broad range of patents, but it considers these to be mainly defensive and its operations rely principally on its proprietary manufacturing methods and engineering skills” (emphasis supplied). The Company’s manufacturing methods and engineering skills constitute trade secrets and are not limited in duration.

Comment 2. Item 4: Submission of Matters to a Vote of Security Holders — Executive Officers of the Registrant, Page 18
In future filings, please expand your discussion of your executive officers to include information relevant to their level of professional competence. For example, specifically identify the name of and duration of the positions held by each executive officer in the past five years, and, where unclear from a position’s title, provide a brief explanation of the nature of the responsibility undertaken. See Item 401(a) and (e)(1) of Regulation S-K.
Response:
The Company confirms that, commencing with the Company’s Form 10-K for the fiscal year ended July 31, 2009, it will expand the discussion of its executive officers to provide the name and duration of positions held by each of them during the past five years and, where unclear from the title, to explain their responsibilities, in accordance with Item 401(a) and (e)(1) of Regulation S-K.
Comment 3. Item 7: Management’s Discussion and Analysis — Results of Operations 2008 Compared to 2007, Page 24
We note from page 29 your “low-single digit” and “double digit” sales growth expectations in your Medical and BioPharmaceuticals segments, respectively. In future filings, please provide the basis for your growth expectations. For example, if your expectations are based on your review of key growth drivers, clarify this in your disclosure and briefly discuss why you believe these drivers will operate favorably in the future.
Response:
The Company confirms that it will include a discussion of the basis for growth expectations it discloses in future filings.
Comment 4. Item 5: Exhibits, Financial Statement Schedules, Page 46
We note from pages 18-19 in your proxy statement under the caption “Related Person Transactions” that Messrs. Stevens and Perez have outstanding indebtedness to the company for the purchase of stock options and in connection with a relocation, respectively. In future filings, please file or incorporate by reference the underlying loan agreements as material contracts exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:
While the Company believes that the underlying loan agreements evidencing Messrs. Stevens’ and Perez’s indebtedness to the Company are immaterial under Item 601(b)(10)(ii)(A) of Regulation S-K, it will file such agreements or incorporate them by reference as exhibits to its future filings.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
Comment 5. Executive Compensation — Grants of Plan-based Awards for Fiscal Year 2008, Page 34
We note that you grant “restricted stock units” to your named executive officers. In future filings, please clarify, in the footnotes to your Grants of Plan-based Awards table, that a unit represents one share of stock, or specify the formula you use to determine the stock amounts payable upon settlement to holders of these restricted stocks units. See Item 402(e)(1)(iii) of Regulation S-K.
Response:
The Company confirms that restricted stock units convert upon settlement into shares of the Company’s common stock on a one-for-one basis. The Company will disclose this fact in future filings in a footnote to the Grants of Plan-based Awards table in accordance with Item 402(e)(1)(iii) of Regulation S-K. The Company notes supplementally that this fact is disclosed elsewhere in the Company’s definitive proxy statement for the 2008 annual meeting of shareholders (e.g., note 3 to the beneficial stock ownership table on page 17 of the proxy statement).
In connection with the above responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *

Thank you for your consideration of our responses to your comments and if you have any questions, please do not hesitate to contact me at (516) 801-9808.

Sincerely,
/s/ LISA MCDERMOTT
Lisa McDermott
Chief Financial Officer and Treasurer

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